Exhibit 99.1

December 1, 2017

The Manager – Listing BSE Limited (BSE: 507685)	022 22723121

The Manager – Listing National Stock Exchange of India Limited. (NSE: WIPRO)	022 26598237

The Market Operations, NYSE, New York (NYSE: WIT)	0012126565780

Dear Sir/Madam,

Sub: Intimation under Regulation 30

Please find herewith enclosed intimation under Regulation 30 of the SEBI Listing Regulations 2015, for your reference and records.

Thanking you

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As Above

Registered Office: Wipro Limited Doddakannelli Sarjapur Road Bengaluru 560 035 India	T : +91 (80) 2844 0011 F : +91 (80) 2844 0054 E : info@wipro.com W : wipro.com C : L32102KA1945PLC020800

Intimation pursuant to Regulation 30 of the Securities Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Wipro refutes National Grid’s claims; to vigorously contest allegations in Court

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, today stated that it is a subject of litigation with a long-time customer.

The lawsuit relates to an ERP implementation project which began in 2009, and was undertaken by National Grid US. There were multiple vendors on the project. Wipro joined the project in 2010, and the post-Go-live process was completed in 2014.

The lawsuit filed in U.S. District Court for the Eastern District of New York seeks damages amounting to $140 million plus additional costs related to the project. The financial implication for Wipro, if any, will depend on the final judgement in the matter.

National Grid has been a valued customer of Wipro in the US and UK for several years. Wipro strongly believes that the allegations misstate facts and the claims are baseless. Wipro will vigorously contest the allegations in court.

Wipro provided valuable services with skill and care. During the course of this ERP implementation project, National Grid gave Wipro many positive evaluations. Wipro also received an award from National Grid US with respect to this project in 2014.

Wipro has extensive experience across industries in ERP implementation and has forged close partnerships with many leading ERP product players over the past several years. The duration of the engagements, the geographical spread of work and the nature of work delivered across multiple industries is testimony to Wipro’s capabilities.

Registered Office: Wipro Limited Doddakannelli Sarjapur Road Bengaluru 560 035 India	T : +91 (80) 2844 0011 F : +91 (80) 2844 0054 E : info@wipro.com W : wipro.com C : L32102KA1945PLC020800